SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1933




                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          O-10124                75-2631373
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(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  (214) 922-8100.

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     Set forth below is the text of the Press Release dated November 9, 2000.


              travelbyus Announces Letter of Intent With Amadeus

                     GDS To Take Strategic Equity Investment

White Rock, B.C., November 09, 2000 - travelbyus.com, Ltd., a vertically integrated travel company, announced today that they have signed a letter of intent with Amadeus, a leading global distribution system (GDS), by which Amadeus will make a strategic equity investment in travelbyus.

Amadeus, which is also a leading technology provider serving the marketing, sales, and distribution needs of the world's travel and tourism industries, will purchase a significant equity capital in travelbyus. In return for this minority ownership position, an Amadeus representative will join the travelbyus board of directors.

"Amadeus' global presence, travel industry relationships, and financial strength will enable travelbyus to dramatically accelerate its business model and compete on a world stage," said travelbyus CEO Bill Kerby.

Additionally Kerby said that as part of this new agreement, travelbyus will become a "value-added reseller" of integrated products and marketing services to travel agents from travelbyus combined with Amadeus GDS services. This will be a significant change in the way that consortia offer products and services to agencies and will enhance its overall value.

This new agreement intensifies collaboration between the two companies who have worked together since August 1999, with the integration of Amadeus' booking technology into travelbyus' web site. Closing of the transaction is subject to final terms, regulatory clearance and Board approvals.

Bricks-and-Mortar Travel Agencies Benefit From Partnership

travelbyus is dedicated to becoming the world's leading, fully integrated travel network, one that creates value by providing more information, greater convenience, and superior service. Amadeus is committed to ensuring a strong presence in the online travel segment with deals that build content, portal access and technology enhancements, which benefit travel agencies.

"travelbyus is one of the first North American travel companies to achieve true vertical integration. Their business model proves that travel agents play a key role in using travelbyus technology and marketing capabilities to promote preferred-supplier products," said David V. Jones, Executive Vice President, Commercial, for Amadeus. "Our investment in travelbyus demonstrates Amadeus' commitment to technology solutions that help the travel agent compete in the highly competitive e-marketplace."

Jones said that a global distribution system like Amadeus has a key role in ensuring that the distribution chain itself remains strong, especially "with so many new players entering the travel distribution channel."

"The travel agency is still very much a vital link in the distribution chain. Consortia, like travelbyus, are representative of the innovative evolution of the travel agency model," said Jones. "The consortia marketplace, with its successful formula for consolidating and channeling agent distribution of provider products and services is certainly an attractive and relevant investment for Amadeus."

travelbyus.com

travelbyus.com (Toronto Stock Exchange: TBU; Frankfurt Stock Exchange: TVB) leverages advanced technology and a superior distribution system serving both the travel agent and the consumer with the right product to the right customer at the right time. The acquisition of GalaxSea Cruises, Cruise Shoppes of America, BTS Cruises, CheapSeats, Mr. Cheaps and the management of Global Leisure Companies Hawaii Leisure, and Sunmakers give travelbyus.com access to the widest range of air/land inclusive packages, discounted air fares, and discounts with every major cruise line.

travelbyus.com has partnered with some of the most respected names in the industry to gain access to top-flight products and travel packages, new distribution channels, and the technology that enables the company to bring it all to market. More than 2,000 travel agency locations will become the main distribution channel for travelbyus.com products to 20 million consumers. The company's 800-i-travel call center together with the booming marketplace for online travel completes the cornerstone of the travelbyus business model:
"Click.Call.Come in." Additional information about travelbyus is available at travelbyus.com.

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Contacts:
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travelbyus contact:               Peter Rooney
                                  Tel: (905)475-5111
                                  Email: Peter_Rooney@travelbyus.com
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Press Contacts:   North America:  Barry S. Kaplan
--------------                    Telephone: (732) 747-0702
                                  E-Mail: smallkap@aol.com
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                  Europe:         Christopher Bruening
                                  Telephone: 49 61 96 88 00 210
                                  E-Mail: cbruening@vmr.de
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